SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in the Section No. 124 of the Brazilian Law No. 6,404/1976, to attend to the Company’s Annual and Extraordinary Shareholders’ Meeting to be held on April 27th, 2010, at 11:00 am, at the Company’s head office, located at Avenida das Américas, No. 3,434, 1st Block, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda: On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2009; (2) To resolve on the proposal for the allocation of the results related to the fiscal year 2009 and distribution of dividends by the Company; (3) To ratify the appointment by cooptation of the effective members, as well as the Chairman of the Company’s Board of Directors, resolved at the Board of Directors’ Meeting held on March 24th, 2010, so as to complement the current term of office, pursuant to the provided for in the Section 150 of the Brazilian Law No. 6,404/1976 and the sole paragraph of the Section 28 of the Company’s By-Laws; (4) To resolve on the proposed compensation to the Company’s managers for the fiscal year 2010; and (5) To appoint the effective and alternate members of the Company’s Board of Auditors and to resolve on the proposed compensation to those members.

On Extraordinary Shareholders` Meeting: to resolve on the following proposals: (1) Extension of the period of the Cooperation and Support Agreement, to be entered into by and between Telecom Italia S.p.A. and TIM Celular S.A., with the Company as intervener; and (2) Amendment to the item XX of the Section 25 and to the Section 31 of the Company’s By-Laws and its respective consolidation.

General Instructions:

1. All the documents and information pertinent to the matters to be analyzed and resolved on at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office, as well as in the websites www.tim.com.br/ri, www.cvm.gov.br and www.bmfbovespa.com.br.

2. The shareholders or their qualified representatives shall observe, for participation in the Shareholders’ Meeting called upon herein, the provisions set forth in the Section No. 126 of the Brazilian Law No. 6,404/1976 and the sole paragraph of the Section 15 of the Company’s By-Laws. Pursuant to the provision of the 2nd paragraph of the Section 10th of the Company’s By-Laws, the holders of preferred shares shall vote on all the matters subject to resolution listed on the agenda of the Shareholders’ Meeting called upon herein. Accordingly, the shareholders to be represented at the Shareholders’ Meeting shall deposit at the Company’s head office the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts related to the appointment, as the case may be, and the representative’s identification document, in up to 02 (two) business days prior to the Shareholders’ Meeting. Within the same term, the holders of book entry shares or shares held in custody shall deposit copies of the identity card and the respective share statement issued at least 05 (five) business days prior to the Shareholders’ Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Mr. Claudio Zezza, Avenida das Américas, No. 3,434, 1st Block, 6th floor, Zip Code: 22.640 -102, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 25th, 2010.
Manoel Horácio Francisco da Silva
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 26, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.